

Media Advisory

FOR IMMEDIATE RELEASE
January 21, 2013

FOR MORE INFORMATION, CONTACT
Mary Lenz
Marketing Communications Manager
785-231-6255
mlenz@capfed.com

CAPITOL FEDERAL® FINANCIAL, INC. TO HOLD ANNUAL MEETING
OF STOCKHOLDERS

WHAT: Board of Directors and management of Capitol Federal® Financial, Inc. (CFFN) will hold its annual meeting of stockholders for fiscal year 2012.

The business agenda includes:
- the election of three Capitol Federal Financial, Inc. directors, John B. Dicus, Jeffrey R. Thompson and James G. Morris
- an advisory (non-binding) vote on executive compensation,
- the ratification of the appointment of Deloitte & Touche LLP as Capitol Federal Financial, Inc.'s independent auditors for the fiscal year ending September 30, 2013.

Stockholders of record at the close of business on December 7, 2012 may vote by proxy or in person at the meeting. During the meeting, management will highlight the 2012 financial and operating performance of Capitol Federal Financial, Inc. to its stockholders.

WHEN: 10:00 a.m., Tuesday, January 22, 2013.

WHERE: Bradbury Thompson Center, 1700 SW Jewell, on the Washburn University campus in Topeka.

WHO: Board of Directors and management of Capitol Federal Financial, Inc.

Following the business meeting, Chairman John B. Dicus will be available for questions.

###